Exhibit 99.1

Wix Announces Proposed Private Offering of $750 million of 0.00% Convertible Senior Notes due 2030

NEW YORK, September 8, 2025 – Wix.com Ltd. (Nasdaq: WIX) (“Wix”), the leading SaaS website builder platform1, today announced its intention to offer, subject to market conditions and other factors, $750 million aggregate principal amount of 0.00% Convertible Senior Notes due 2030 (the “Notes”) in a private offering (the “Offering”) to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). In connection with the Offering, Wix expects to grant the initial purchasers of the Notes a 13-day option to purchase up to an additional $112.5 million aggregate principal amount of the Notes.

The final terms of the Notes, including the initial conversion price and certain other terms, will be determined at the time of pricing of the Offering. When issued, the Notes will be senior, unsecured obligations of Wix. The Notes will not bear regular interest, and the principal amount of the Notes will not accrete. The Notes will mature on September 15, 2030, unless earlier repurchased, redeemed or converted in accordance with their terms prior to such date. Prior to March 15, 2030, the Notes will be convertible at the option of holders of Notes only upon the satisfaction of certain conditions and during certain periods. Thereafter, the Notes will be convertible at any time until the close of business on the second scheduled trading day immediately prior to the maturity date. The Notes will be convertible into cash, ordinary shares of Wix or a combination thereof, with the form of consideration determined at Wix’s election (together with cash in lieu of any fractional ordinary share, if applicable).

Wix may redeem for cash (1) all of the Notes at any time on or prior to the 30th scheduled trading day immediately preceding the maturity date if certain tax-related events occur and (2) all or any portion (subject to certain limitations) of the Notes, at any time, and from time to time, on or after September 20, 2028, and on or before the 30th scheduled trading day immediately before the maturity date, at its option, if the last reported sale price per share of Wix’s ordinary shares has been at least 130% of the conversion price for a specified period of time and certain other conditions are satisfied. The redemption price will be equal to the principal amount of the Notes to be redeemed, plus accrued and unpaid special interest, if any, to, but excluding, the redemption date.

If certain corporate events that constitute a “fundamental change” occur, then, subject to a limited exception, noteholders may require Wix to repurchase all or a portion of their Notes for cash. The repurchase price will be equal to the principal amount of the Notes to be repurchased, plus accrued and unpaid special interest, if any, up to, but excluding, the applicable repurchase date.

In connection with the pricing of the Notes, Wix expects to enter into privately negotiated capped call transactions with one or more of the initial purchasers of the Offering and/or their respective affiliates and/or other financial institutions (in such capacity, the “Option Counterparties”). The capped call transactions are expected to cover, subject to anti-dilution adjustments substantially similar to those applicable to the Notes, up to the number of Wix’s ordinary shares that will initially underlie the Notes. If the initial purchasers exercise their option to purchase additional Notes, then Wix expects to enter into additional capped call transactions with the Option Counterparties. The capped call transactions are expected to generally reduce the potential dilution to the ordinary shares of Wix upon any conversion of Notes and/or to offset any cash payments Wix is required to make in excess of the principal amount of the converted Notes, as the case may be, in the event that the market price per share of Wix’s ordinary shares, as measured under the terms of the capped call transactions, is greater than the strike price of the capped call transactions, with such reduction of potential dilution and/or offset of cash payments subject to a cap.

Wix has been advised that, in connection with establishing their initial hedges of the capped call transactions, the Option Counterparties or their respective affiliates expect to enter into various derivative transactions with respect to the ordinary shares of Wix concurrently with or shortly after the pricing of the Notes. This activity could have the effect of increasing (or reducing the size of any decrease in) the market price of the ordinary shares or the Notes at that time. In addition, the Option Counterparties or their respective affiliates may modify or unwind their hedge positions by entering into or unwinding various derivatives with respect to the ordinary shares and/or by purchasing or selling ordinary shares or other securities of Wix in secondary market transactions following the pricing of the Notes and from time to time prior to the maturity of the Notes (and are likely to do so following any conversion of the Notes, any repurchase of the Notes by Wix on any fundamental change repurchase date, any redemption date or any other date on which the Notes are retired by Wix, in each case, if Wix exercises the relevant election under the capped call transactions and in connection with any negotiated unwind or modification of the capped call transactions). This activity could also affect the market price of the ordinary shares of Wix or the Notes, which could affect the ability of holders of Notes to convert the Notes and, to the extent the activity occurs during any observation period related to a conversion of the Notes, it could affect the number of ordinary shares, if any, and value of the consideration that holders of Notes will receive upon conversion of the Notes.

Wix intends to use a portion of the net proceeds from the Offering to pay the cost of the capped call transactions, a portion of the net proceeds of the Offering for the concurrent repurchase of Wix’s ordinary shares pursuant to Wix’s existing share repurchase program in an amount that could, subject to market and other conditions, range between approximately $50 and $75 million (the “concurrent repurchase”), and any remaining net proceeds from the Offering for general corporate purposes, including to fund additional repurchases of its ordinary shares under its existing repurchase program and to acquire complementary businesses, products, services, or technologies. However, Wix has not entered into any agreements for or otherwise committed to any specific acquisitions at this time. If the initial purchasers exercise their option to purchase additional Notes, Wix expects to use a portion of the net proceeds from the sale of the additional Notes to enter into additional capped call transactions with the Option Counterparties and the remaining net proceeds for the purposes described above. Concurrently with the pricing of the Notes, Wix expects to enter into privately negotiated transactions through one of the initial purchasers or its affiliate to effect the concurrent repurchase at a price per share equal to the closing price of Wix’s ordinary shares on The Nasdaq Global Select Market on the date of the pricing of the notes. This concurrent share repurchase may increase, or reduce the size of a decrease in, the trading price of Wix's ordinary shares, and may affect the initial terms of the Notes, including the initial conversion price.

The Notes will be offered only to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act. The offer and sale of the Notes and the ordinary shares of Wix potentially issuable upon conversion of the Notes, if any, have not been, and will not be, registered under the Securities Act, any state securities laws or the securities laws of any other jurisdiction, and unless so registered, the Notes and such ordinary shares, if any, may not be offered or sold in the United States except pursuant to an applicable exemption from such registration requirements.

This press release does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any offer or sale of, the Notes (or any ordinary shares of Wix issuable upon conversion of the Notes) in any state or jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification thereof under the securities laws of any such state or jurisdiction.

About Wix.com Ltd.
Wix is a leading global platform for creating, managing and growing a complete digital presence. Founded in 2006, Wix empowers millions of users, including self-creators, agencies, enterprises and more, with industry-leading infrastructure, performance and security. The platform combines advanced AI, flexible design and robust business and commerce solutions to help users build stronger brands, connect with their audiences and scale their businesses online. Wix is shaping the future of how digital experiences are built, with its intuitive AI-powered website builder and no-code application creation through Base44, making sophisticated creation accessible to all.

Forward-Looking Statements
This press release contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements may include, among other things, whether Wix will be able to consummate the Offering, the terms of the Offering, the capped call transactions and the concurrent repurchase, expectations regarding actions of the Option Counterparties and their respective affiliates, the effects of the concurrent repurchase and the satisfaction of customary closing conditions with respect to the Offering, and may be identified by words like “anticipate,” “assume,” “believe,” “aim,” “forecast,” “indication,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “subject,” “project,” “outlook,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this announcement are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of our control.

Important factors that could cause actual outcomes to differ materially from those indicated in the forward-looking statements include, among others, the risk that the Offering will not be consummated; the risk that the capped call transactions will not become effective; and changes in global, national, regional or local economic, business, competitive, market, regulatory and other factors discussed under the heading “Risk Factors” in Wix’s annual report on Form 20-F for the year ended December 31, 2024 filed with the Securities and Exchange Commission on March 21, 2025. The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Any forward-looking statement made by Wix in this press release speaks only as of the date hereof. Factors or events that could cause Wix’s actual results to differ may emerge from time to time, and it is not possible for Wix to predict all of them. Wix undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

1 Based on number of active live sites as reported by competitors' figures, independent third-party data and internal data as of Q1 2025.